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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                                 INCOMNET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    453365207
                 ----------------------------------------------
                                 (CUSIP Number)


  John P. Casey, 10220 River Road, Suite 115, Potomac, MD 20854 (301) 983-5000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  May 11, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SectionSection240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SectionSection240.13d- 7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                                                   -------------------------
CUSIP NO. 453365207                                                               PAGE 2 OF 5 PAGES
---------------------------                                                   -------------------------

-------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          JOHN P. CASEY - SS# ###-##-####
-------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                (a) [ ]
                                                                                                (b) [ ]

-------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


-------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                          PF
-------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)  [ ]


-------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States
-------------------------------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                            1,073,000
                       --------------------------------------------------------------------------------
      NUMBER OF              8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                           102,000 (children's trust; 1/3 voting trustee)
    OWNED BY EACH
      REPORTING
     PERSON WITH
                       --------------------------------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER

                                            1,073,000
                       --------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                            102,000 (children's trust; 1/3 voting trustee)

-------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,175,000
-------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                   [ ]


-------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          8.1%
-------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                          IN
-------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Statement is the second Amendment to the Statement on Schedule 13D filed on April 7, 1998 with the Securities and Exchange Commission by Mr. John P. Casey in connection with his beneficial ownership of shares (the "Shares") of common stock of Incomnet, Inc. ("Incomnet" or the "Issuer").


Item 1. Security and Issuer.

        No change.

Item 2. Identity and Background.

        (a)     The person filing this statement is Mr. John P. Casey.

        (b) The principal business address of Mr. Casey is 10220 River Road, Suite 115, Potomac, Maryland 20854.

        (c) Mr. Casey's principal occupation is investment banker, and he is employed by Meridian Investments, Inc.

        (d) Mr. Casey has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Mr. Casey was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

        (f)     Mr. Casey is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

        On May 11, 1998, Mr. Casey and his children's trust purchased an aggregate of 266,800 shares of Common Stock for a total purchase price of approximately $115,388, using Mr. Casey's personal funds.

Item 4. Purpose of Transaction.

        Mr. Casey acquired the Shares as an investment. He did so in part because of his interest in companies in the long distance telephone marketing field. Incomnet derives more than 95% of its consolidated revenues from National Telephone and Communications, Inc. ("NTC"), a wholly-owned subsidiary engaged in long-distance telephone marketing. After Incomnet announced its agreement to sell the business and assets of NTC, Mr. Casey made several requests to Incomnet for information regarding (i) the sale of NTC, (ii) the employment and severance agreements for members of management of Incomnet and NTC, and (iii) other financial matters involving NTC. Mr. Casey and several representatives then went to Southern California on May 6 through 8, 1998, where they visited the NTC headquarters, met with a representative of Incomnet and with a number of persons at NTC and elsewhere, and investigated the business and operations of NTC.

        Following his trip to Southern California, Mr. Casey has decided to oppose the proposed sale of NTC's assets. He also decided to purchase the 266,800 shares of Incomnet reported in this Schedule 13D amendment, and he may purchase additional shares of Incomnet. If the shareholders of Incomnet do not give the requisite approval for the sale of NTC's assets, Mr. Casey may then seek to replace at least a majority of the present members of Incomnet's board of directors and thereafter to replace the present chief executive officer of Incomnet and other members of senior management of Incomnet and NTC.

        Although Mr. Casey has no present plans to do so, he may do one or more of the following if he decides the circumstances warrant: he may enter into agreements with other shareholders to vote against the proposed sale of NTC;

he may solicit proxies in opposition to the proposed sale of NTC; he may take legal action to oppose corporate actions by Incomnet or NTC that he believes would impair the value of Incomnet; he may call a special meeting of shareholders of Incomnet or otherwise seek to remove the existing board and elect new directors; he may seek to invalidate certain severance arrangements for senior management of NTC and Incomnet; and he may propose financing, possibly including financing by Mr. Casey and possibly involving the issuance of securities of Incomnet, in order to attempt to improve the cash flow, financial condition and results of operations of NTC and Incomnet.

        Other than as set forth above, Mr. Casey has no plans or proposals which relate to or would result in:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) Any other material change in the Issuer's business or corporate structure;

        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j)     Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.

        (a) Mr. Casey is the beneficial owner of 1,175,000 shares of the Common Stock of the Issuer, constituting approximately 8.1% of such class.

        (b) Mr. Casey has sole power to vote, direct the vote of, dispose of, and direct the disposition of 1,073,000 of the shares described in (a) above. Mr. Casey has shared power to vote,direct the vote of, dispose of, and direct the disposition of, 102,000 of the shares described in (a) above.

        (c) On May 11, 1998, Mr. Casey purchased 42,800 shares of the Issuer's Common Stock at $.40625 per share and 224,000 shares of the Issuer's Common Stock at $.4375 per share in transactions effected on the open market.

        (d)     Not applicable.

        (e)     Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

        No Change.

Item 7. Material to be Filed as Exhibits.

        None.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    /s/ JOHN P. CASEY
Date:  May 12, 1998                 ------------------------------------------
                                    John P. Casey